UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
______________________

FORM 6-K
______________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
 under the Securities Exchange Act of 1934
For the month of August 2015
Commission File Number: 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of registrant's name into English)
c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7),
Haikou Free Trade Zone
 Haikou, Hainan, People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release, dated July 27, 2015.

Attached hereto as Exhibit 2 and incorporated by reference herein is the Registrant's press release, dated July 30, 2015.

Attached hereto as Exhibit 3 and incorporated by reference herein is the Registrant's press release, dated August 11, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 12, 2015	JINPAN INTERNATIONAL LIMITED

	By:	/s/ Mark Du
Name: Mark Du
Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Description

1.	Press Release dated July 27, 2015

2.	Press Release dated July 30, 2015

3.	Press Release dated August 11, 2015

Exhibit 1

Jinpan International Announces Second Quarter 2015 Financial Results Release and Conference Call

Carlstadt, N.J., July 27, 2015 - Jinpan International Ltd. (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers, today announced that it will release its second quarter 2015 financial results on Tuesday, August 11, 2015, after the market closes.
The Company will host a conference call and webcast at 4:30 p.m. ET on Tuesday, August 11, 2015, to review the Company's second quarter 2015 financial results, key market initiatives, and business outlook.
The Jinpan International conference call can be accessed by dialing 1-888-389-5988 (toll free) or 1-719-457-2645 (international).  A webcast will also be available via http://public.viavid.com, with event ID: 115666.  A replay of the call will be available through August 18, 2015, by dialing 1-877-870-5176, access code 7758500.

About Jinpan International Ltd
Jinpan International Limited (NASDAQ: JST) designs, manufactures, and markets electrical control and distribution equipment used in demanding industrial applications, utility projects, renewable energy installations, and infrastructure projects.  Major products include cast resin transformers, VPI transformers and reactors, switchgears, and unit substations. Jinpan serves a wide range of customers in China and reaches international markets as a qualified supplier to leading global industrial electrical equipment manufacturers.  Jinpan is one of the largest manufacturers of cast resin transformers in China by production capacity.  Jinpan's four manufacturing facilities in China are located in the cities of Haikou, Wuhan, Shanghai and Guilin. The Company was founded in 1993.  Its principal executive offices are located in Haikou, Hainan, China and its United States office is based in Carlstadt, New Jersey.  For more information, visit www.jinpaninternational.com.

Investor Contact Information:
At Jinpan International Ltd.: Mark Du Chief Financial Officer (201) 460-8778	At Tobin Tao & Company, Inc.: Mark Tobin (949) 870-9778 jinpan@tobintao.com

Exhibit 2

Jinpan International Announces Participation at the Jefferies 2015 Industrials Conference

Carlstadt, N.J., July 30, 2015 - Jinpan International Ltd. (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers, today announced that the Company will present at the Jefferies 11th Annual Industrials Conference, to be held August 10-13, 2015 at the Grand Hyatt Hotel in New York City.  Jinpan's presentation is scheduled for Wednesday, August 12th, beginning at 3:20 p.m. ET.  Management is also available to meet with investors during the conference. Investors interested in meeting with the Company should contact their Jefferies sales representative.

About Jinpan International Ltd
Jinpan International Limited (NASDAQ: JST) designs, manufactures, and markets electrical control and distribution equipment used in demanding industrial applications, utility projects, renewable energy installations, and infrastructure projects. Major products include cast resin transformers, VPI transformers and reactors, switchgears, and unit substations. Jinpan serves a wide range of customers in China and reaches international markets as a qualified supplier to leading global industrial electrical equipment manufacturers. Jinpan is one of the largest manufacturers of cast resin transformers in China by production capacity. Jinpan's four manufacturing facilities in China are located in the cities of Haikou, Wuhan, Shanghai and Guilin. The Company was founded in 1993. Its principal executive offices are located in Haikou, Hainan, China and its United States office is based in Carlstadt, New Jersey. For more information, visit www.jinpaninternational.com.

Investor Contact Information:
At Jinpan International Ltd.: Mark Du Chief Financial Officer (201) 460-8778	At Tobin Tao & Company, Inc.: Mark Tobin (949) 870-9778 jinpan@tobintao.com

Exhibit 3

Jinpan International Reports Second Quarter 2015 Financial Results

* Second quarter revenue increased 20.2% year-over-year to RMB483.8 million (US$79.1 million)
* Second quarter net income increased 6.5% year-over-year to RMB34.5 million (US$5.6 million), or RMB2.06 (US$0.34) per share
* Fiscal 2015 earnings outlook: revenue expected to increase 9-12% to approximately RMB1.60 billion to RMB1.65 billion (US$261 million to US$270 million); earnings per share are expected to be RMB5.64 to RMB5.80 (US$0.92 to US$0.95) per share.

Carlstadt, N.J., August 11, 2015 - Jinpan International Limited (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers, today reported unaudited consolidated financial results for the second quarter ending June 30, 2015. This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.1136 to US$1.00, the rate published by China administration of foreign exchange on June 30, 2015.

Second Quarter 2015 Results
Net sales for the second quarter were RMB483.8 million (US$79.1 million), a 20.2% increase from RMB 402.5 million (US$65.8 million) in the same period last year.  The increase was driven by continued strength in sales of switchgear and unit substations, a ramp-up in sales to the Company's newest OEM customer, and moderate growth in sales of transformers.
In the second quarter, China sales increased 21.1% year-over-year to RMB415.1 million (US$67.9 million), or 85.8% of net sales, compared to RMB342.6 million (US$56.0 million), or 85.1% of net sales in the same period last year. Net sales outside of China for the second quarter increased 14.7% year-over-year to RMB68.7 million (US$11.2 million), or 14.2% of net sales, compared to RMB59.9 million (US$9.8 million), or 14.9% of net sales, for the same period last year.
Sales of cast resin transformers increased 11.1% year-over-year to RMB285.5 million (US$46.7 million), or 59.0% of net sales, compared to RMB257.0 million (US$42 million) or 63.9% of net sales, for the same period last year. Sales of our integrated products, including switchgear and unit substations, increased 56.6% year-over-year to RMB124.4 million (US$20.4 million), or 25.7% of sales, compared to RMB79.4 million (US$13.0 million), or 19.7% of net sales, for the same period last year.
Sales to OEM customers increased 24.6% year-over-year to RMB89.8 million (US$14.7 million), or 18.6% of net sales, compared to RMB72.1 million (US$11.8 million), or 17.9% of net sales in the same period last year.
Gross profit in the second quarter decreased 3.0% year over year to RMB130.8 million (US$21.4 million) from RMB134.8 million (US$22.0 million) in the same period last year.  Second quarter 2015 gross profit margin was 27.0%, compared to 33.5% in the prior year period. Gross margin in the second quarter decreased compared to the same period last year primarily due to increased materials prices and an increased mix of sales of switchgear and unit substations, which carry lower gross margins.

Selling and administrative expenses in the second quarter were RMB94.6 million (US$15.5 million), or 19.6% of net sales, compared to RMB95.4 million (US$15.6 million), or 23.7% of net sales in the same period last year.  Selling and administrative expenses decreased slightly from the same period last year due to lower selling expense partially offset by increased research and development expense, while general and administrative expenses remained roughly flat.
Operating income for the second quarter decreased 8.1% to RMB36.2 million (US$5.9 million), or 7.5% of net sales, from RMB39.4 million (US$6.4 million), or 9.8% of net sales, in the same period last year.
Net income for the second quarter increased 6.5% to RMB34.5 million (US$5.6 million), or RMB2.06 (US$0.34) per diluted share, compared to RMB32.4 million (US$5.3 million), or RMB1.95 (US$0.32) per diluted share, in the same period last year.  Second quarter net income, as a percentage of net sales, was 7.1% compared to 8.0% in the same period last year.
Mr. Zhiyuan Li, Chief Executive Officer of Jinpan International, stated, "Our second quarter sales of RMB 438.8 million (US$79.1 million) exceeded our expectations and represented a historical quarterly record.  The strong sales performance reflects the results of our concerted effort to increase sales volume to offset margin pressure within the industry.  This strategy is enabled by the increased production capacity and competitive cost structure of our Guilin production facility."
"During the second quarter we experienced many of the same positive dynamics that we have seen over the past several quarters. Our product sales continued to diversify, driven by a strong increase in sales of switchgear and unit substations.  Sales to our OEM customers increased as our newest OEM, a leading global wind turbine manufacturer, ramped up shipments during the quarter."
"While our gross margins improved from the first quarter, we continued to experience margin pressure due to rising materials cost and product mix. Foreign currency exchange rates also negatively impacted our earnings due to fluctuations in the valuation of the Euro during the quarter. We remained focused on managing our working capital and our days sales outstanding demonstrated a slight improvement."
"Jinpan operates in a cyclical industry closely tied to China's economic environment, which is experiencing decelerating growth.  We are focused on navigating the current industry down-cycle through disciplined execution and fiscal conservatism, with a vision to enter the recovery period in a more dominant competitive position within the market."
"At the end of June 2015, our backlog equaled RMB937 million (US$153 million), up 28.6% from the same period last year and up 7.5% from the first quarter of 2015."
Balance Sheet
As of June 30, 2015, the Company had RMB125.8 million (US$20.6 million) in cash and cash equivalents, restricted cash, and short term investments, compared to RMB168.5 million (US$27.5 million) as of December 31, 2014. The Company's net accounts receivable on June 30, 2015 totaled RMB1.07 billion (US$174.2 million), compared to RMB858.0 million (US$140.2 million) as of December 31, 2014.  Total bank loans outstanding at June 30, 2015 were RMB160.3 million (US$26.2 million), compared to RMB160.6 million (US$26.2 million) at December 31, 2014.
Financial Outlook
For the full year 2015, the Company projects revenue growth of approximately 9-12% compared to 2014.  Net sales are expected to be approximately RMB1.60 billion to RMB1.65 billion (US$261 million to US$270 million). Net income is expected to be in a range of approximately RMB93.8 million to RMB96.6 million (US$15.3 million to US$15.8 million).  Earnings per share are expected to be RMB5.64 to RMB5.80 (US$0.92 to US$0.95) per share.
Conference Call Information
Jinpan's management will host a conference call and webcast at 4:30 p.m. ET on Tuesday, August 11, 2015. The conference call can be accessed by dialing 1-888-389-5988 (toll free) or 1-719-457-2645 (international).  A webcast will also be available via http://public.viavid.com, with event ID: 115666.  A replay of the call will be available through August 18, 2015, by dialing 1-877-870-5176, access code 7758500.

ABOUT JINPAN INTERNATIONAL
Jinpan International Limited (NASDAQ: JST) designs, manufactures, and markets electrical control and distribution equipment used in demanding industrial applications, utility projects, renewable energy installations, and infrastructure projects.  Major products include cast resin transformers, VPI transformers and reactors, switchgears, and unit substations.  Jinpan serves a wide range of customers in China and reaches international markets as a qualified supplier to leading global industrial electrical equipment manufacturers. Jinpan's four manufacturing facilities in China are located in the cities of Haikou, Wuhan, Shanghai and Guilin.  The Company's manufacturing facilities in China comprise the largest cast resin transformer production capacity in that country. The Company was founded in 1993.  Its principal executive offices are located in Haikou, Hainan, China and its United States office is based in Carlstadt, New Jersey.  For more information, visit www.jinpaninternational.com.

Safe Harbor Regarding Forward Looking Statements
This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company's control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2014 and our subsequent reports on Form 6-K.  Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact Information:
At Jinpan International Ltd.: Mark Du Chief Financial Officer (201) 460-8778	At Tobin Tao & Company, Inc.: Mark Tobin (949) 870-9778 jinpan@tobintao.com

FINANCIAL STATEMENTS FOLLOW:

Jinpan International Limited and Subsidiaries
Consolidated Statements of Comprehensive Income
For the Three Months Ended June 30, 2015

	Three months ended
	June 30,

	2015	2015	2014
	US$	RMB	RMB
In thousands, except per share data	(unaudited)	(unaudited)	(unaudited)

Net Sales	79,128	483,756	402,487
Cost of Goods Sold	(57,725)	(352,908)	(267,642)
Gross Profit	21,403	130,848	134,845

Selling and Administrative Expenses	(15,478)	(94,626)	(95,422)
Operating income	5,925	36,222	39,423

Interest Expense	(395)	(2,416)	(3,743)
Other Income	1,043	6,377	3,257
Income Before Income Taxes	6,573	40,183	38,937

Income Taxes	(937)	(5,725)	(6,572)
Net Income After Taxes	5,636	34,458	32,365

Other Comprehensive Income (Loss)
Foreign Currency Translation Adjustment	(15)	(93)	(26)
Total Comprehensive Income	5,621	34,365	32,339

Earnings per Share
Basic	US$0.35	RMB 2.12	RMB 1.99
Diluted	US$0.34	RMB 2.06	RMB 1.95

Weighted Average Number of Shares
Basic	16,232,381	16,232,381	16,231,769
Diluted	16,752,929	16,752,929	16,637,117

Jinpan International Limited and Subsidiaries
Consolidated Statements of Comprehensive Income
For the Six Months Ended June 30, 2015

	Six months ended
	June 30,

	2015	2015	2014
	US$	RMB	RMB
In thousands, except per share data	(unaudited)	(unaudited)	(unaudited)

Net Sales	137,522	840,752	655,523
Cost of Goods Sold	(101,508)	(620,578)	(442,353)
Gross Profit	36,014	220,174	213,170

Selling and Administrative Expenses	(27,951)	(170,878)	(161,877)
Operating income	8,063	49,296	51,293

Interest Expense	(805)	(4,924)	(7,466)
Other Income	1,090	6,667	5,900
Income Before Income Taxes	8,348	51,039	49,727

Income Taxes	(1,214)	(7,423)	(8,072)
Net Income After Taxes	7,134	43,616	41,655

Other Comprehensive Income (Loss)
Foreign Currency Translation Adjustment	(2)	(11)	73
Total Comprehensive Income	7,132	43,605	41,728

Earnings per Share
Basic	US$0.44	RMB 2.69	RMB 2.57
Diluted	US$0.43	RMB 2.60	RMB 2.50

Weighted Average Number of Shares
Basic	16,232,381	16,232,381	16,231,769
Diluted	16,752,929	16,752,929	16,645,156

Jinpan International Limited and Subsidiaries
Consolidated Balance Sheet

	(Unaudited)	(Unaudited)	(Audited)
	June 30, 2015	June 30, 2015	December 31, 2014
In thousands, except per share data	$US	RMB	RMB
Assets
Current Assets
Cash and bank	10,979	67,122	80,826
Restricted Cash	3,876	23,699	7,210
Short Term Investment	5,725	35,000	80,500
Notes receivable	11,670	71,343	70,718
Accounts receivable, net	174,224	1,065,134	858,037
Inventories	65,370	399,647	305,967
Prepayments	20,496	125,304	127,619
Deferred Tax Assets	3,062	18,719	15,388
Other receivables	10,576	64,656	42,229
	305,978	1,870,624	1,588,494

Fixed Assets
Property, plant and equipment, net	70,726	432,390	452,660
Construction in progress	2,615	15,989	16,481
Intangible Assets	13,780	84,245	84,245
Prepaid leases	14,680	89,751	90,902
Other assets	17	105	649
TOTAL ASSETS	407,796	2,493,104	2,233,431

Current Liabilities
Short term loans	-	-	-
Accounts payable	43,518	266,050	228,633
Notes Payable	42,758	261,408	89,733
Advances from customers	23,587	144,203	131,946
Other payables	30,148	184,310	192,687
Taxes payable	2,134	13,049	12,389
Total current liabilities	142,145	869,020	655,388

Long Term Loans	26,228	160,347	160,553
Deferred Income	5,770	35,276	30,377
Total Liabilities	174,143	1,064,643	846,318

Shareholders' Equity
Convertible preferred stock, US$0.0045 par value:	-	-	-
Authorized shares - 2,000,000
Issued and outstanding shares - none in 2015 & 2014
Common stock, US$0.0045 par value:	99	606	606
Authorized shares - 40,000,000
Issued and outstanding shares - 16,418,456 in 2015 and 2014
Additional paid-in capital	48,931	299,148	298,418
Reserves	15,373	93,985	93,985
Retained earnings	170,388	1,041,683	1,001,054
Accumulated other comprehensive income	(631)	(3,859)	(3,848)
	234,160	1.431,563	1,390,215
Less: Treasury shares at cost
Common stock - 135,488 in 2015 and 2014	(507)	(3,102)	(3,102)
Total Shareholders' Equity	233,653	1,428,461	1,387,113

Total Liabilities and Shareholders' Equity	407,796	2,493,104	2,233,431

Jinpan International Limited and Subsidiaries
Consolidated Statement of Cash Flows
For the Six Months Ended June 30, 2015

	Six Months Ended June 30
	2015	2015	2014
	US$	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)
In thousands
Operating Activities
Net Income	7,134	43,616	41,655
Adjustments to reconcile net income to
Net Cash provided by (used in) operating activities:
Depreciation	4,107	25,106	19,510
Amortization of prepaid lease	188	1,151	724
Deferred Income Tax	(486)	(2,969)	(2,244)
Provision for doubtful debts	2,210	13,509	13,252
Loss/(gain) on disposal of fixed assets	-	-	-
Stock-based compensation Cost	119	730	994
Changes in operating assets and liabilities
Restricted Cash	(2,697)	(16,489)	2,722
Accounts Receivable	(36,084)	(220,605)	(60,352)
Notes Receivable	(102)	(625)	23,010
Inventories	(15,324)	(93,680)	(51,858)
Prepaid Expenses	379	2,315	(16,625)
Other Receivable	(3,639)	(22,245)	(7,801)
Accounts Payable	6,120	37,416	13,241
Notes Payable	28,081	171,675	3,169
Income Tax	108	659	(5,379)
Advance From customers	2,005	12,257	(6,404)
Other liabilities	(1,370)	(8,376)	(13,842)
Net Cash provided by (used in) operating activities	(9,251)	(56,555)	(46,228)
Investing activities
Purchases of property, plant and equipment	(711)	(4,344)	(6,113)
Proceeds from sales of property, plant and equipment	-	-	-
Payment for construction in progress	-	-	(2,896)
Sell of S/T Investment	70,403	430,415	156,000
Increase in S/T investment	(62,960)	(384,915)	(155,000)
Receipt of government grant for new plant construction	801	4,900	-
Net Cash provided by (used in) investing activities	7,533	46,056	(8,009)
Financing activities
Proceeds from bank loan	-	-	60,297
Repayment of bank loan	(33)	(206)	(66,666)
Proceeds from exercised stock options	-	-	96
Dividend paid	(489)	(2,988)	(7,978)
Net Cash provided by (used in) financing activities	(522)	(3,194)	(14,251)
Effect of exchange rate changes on cash	(1)	(11)	105
Net increase/(decrease) in cash and cash equivalents	(2,241)	(13,704)	(68,383)
Cash and Cash equivalents at beginning of year	13,220	80,826	149,874
Cash and Cash equivalents at end of year	10,979	67,122	81,491

Interest paid	545	3,333	5,367
Income Tax paid	1,459	8,922	15,683